Exhibit 99.1

CorpBanca Announces
Fourth Quarter 2014 Financial Report;

Santiago, Chile, February 17, 2015. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the fourth quarter ended December 31, 2014. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of December 31, 2014 of Ch$605.46 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the “Superintendencia de Bancos e Instituciones Financieras” (SBIF).

Financial Highlights

In 4Q 2014, Net Income attributable to shareholders totalled Ch$66,209 million (Ch$0.1945 per share, or US$0.4819 per ADR), reflecting a 21.7% increase when compared to 4Q 2013 year over year1 (YoY). The main drivers for this YoY increase were: (i) the growing commercial activity in Chile; (ii) the rising contribution of CorpBanca Colombia, despite one-time expenses due to the merger process and excluding one-time profits coming from an additional goodwill; and (iii) the positive impact of a higher inflation rate and a lower monetary policy interest rate in Chile. These factors more than offset one-time expenses in Chile related to the pending Itaú-CorpBanca merger.

Total loans2 reached Ch$14,211.4 billion as of December 31, 2014, with Ch$8,970 billion attributable to our Chilean operation. This loan portfolio increased 13.4% YoY, allowing CorpBanca to achieve a market share of 7.4% in Chile, 18 bp higher as compared to 4Q 2013. This 4Q 2014 loan expansion was the result of all business segments performance, reflecting a significant contribution of project finance and infrastructure activities. As of December 31, 2014, CorpBanca was the fourth largest private bank in Chile based on loans and deposits, and had slightly closed the gap to the third ranked bank. As of November 30, 2014, according to the “Superintendencia Financiera de Colombia” (SFC) CorpBanca also ranked as the fifth largest private banking group in Colombia based on total assets, total loans and total deposits.

Mr. Fernando Massú, CEO

In 2014 we achieved an outstanding net income attributable to shareholders of Ch$226,260 million YTD, equivalent to an increase of 45.9% from Ch$155,093 million in 2013.

This result gives CorpBanca the second highest increase in contribution among banks to the Chilean Banking Industry’s net income, rising from a 8.2% market share in 2013 to a 9.3% market share in 2014 (a 112 basis point,”bp”, increase in 12 months). Thus, CorpBanca’s market share in net income exceeded its market share in loans (9.3% vs 7.4% in December 2014).

This achievement is a direct result of favorable commercial activity in Chile, despite a lower GDP growth rate during 2014, and benefiting from a strong focus in project finance and infrastructure. This year we also profited from lower provisions expenses combined with higher than expected loan recoveries.

Additionally, during 2014, our Colombia operation increased its contribution to consolidated net income compared to 2013, although one-time integration costs still partially offset the benefits of the acquisition. To date, CorpBanca Colombia post-merger synergies are being generated as scheduled.

 1 “Year over Year” states for the comparison between 4Q 2014 and 4Q 2013;
  “Quarter over Quarter” states for the comparison between 4Q 2014 and 3Q 2014;
  “Year to Date” states for the comparison between twelve months ended December 31, 2014 and December, 31 2013.
2 Exclude interbank and contingent loans.

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During 4Q 2014:

Net operating profit before loan losses increased by 6.3% YoY, due to higher net interest income and sound performance of asset and liability management. These factors surpassed our 4Q 2013 one-time profits of Ch$16,000 million coming from the sale of 31 real estate properties in that period, in line with our strategy of efficiency. Net operating profit before loan losses decreased by 1.8% QoQ; mainly due to the impact of depreciation of the Chilean peso in derivative contracts valuation that was partially offset by an increase in net interest income.

Net provisions for loan losses increased by 67.4%, or Ch$17,266 million, QoQ and by 67.9%, or Ch$17,339 million, YoY, in both cases primarily as the result of (i) the variation of the US$/Ch$ exchange rate that negatively impacted loans denominated in US dollars, (ii) the homologation of criteria in Colombia and (iii) higher provisions expenses resulting from a change in the loan loss provision model applied to “Créditos con Aval del Estado” or “CAE” (which are student loans for college guaranteed by the Chilean state). Nonetheless, the CAE portfolio generated a profit of Ch$10,000 million in 2014. On a QoQ analysis, the net provisions for loan losses were particularly low in 3Q 2014 in comparison to 4Q 2014, due to higher loan recoveries and prepayment, as well as an increase in commercial loan guarantees.

Total operating expenses increased by 6.0%, equivalent to Ch$7,099 million, YoY, mainly due to higher bonus provisions and salaries, advisory services related to pending merger between Itaú Chile and CorpBanca, higher rent, and an increase in the expenses related to the new regulation regarding ATMs security in Chile. On a QoQ analysis, operating expenses decreased from Ch$129,083 million to Ch$125,067 million, primarily as the result of lower amortization expenses.

Thus, CorpBanca is part of a successful project that relies on a highly competitive and healthy, sound bank.

While favorable net income in 2014 was generated in a scenario of higher than expected inflation rate, this extraordinary result only contributed in approximately Ch$15,000 million to the consolidated Net Income. As a whole, inflation explained less than 20% of our profits. The remaining 80% is, as mentioned, the result of our commercial performance in Chile, and Colombia’s increased contribution.

The extensive Tax Reform Bill passed in Chile in September 2014 had a non-material negative net impact of Ch$2,310 million, equivalent to 1.0% of the Year to Date Net Income or 0.2% of the equity attributable to shareholders.

Regarding CorpBanca Colombia, the fourth quarter results benefited from one-time profits of Ch$10,000 million coming from an additional goodwill generated by the final assessment of the SFC regarding the legal reserve of Helm Bank. On the other hand, as a consequence of the New Tax Bill passed in Colombia in December 2014, we had to recognize the effect of the new rates on differed taxes, resulting in a non-material positive impact during the 4Q 2014.

We expect to finalize the pending merger between Itaú Chile and CorpBanca during 2015, once the regulatory and shareholders approvals have been obtained.

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General Information

Market Share

*As of November 30, 2014	In Chile our market share as of December 31, 2014 on an unconsolidated basis was 7.4%, an increase of 18 bp compared to December 31, 2013, reflecting our growing commercial activity, particularly project finance and infrastructure activity.

As of December 31, 2014, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio, with 11.3% of market share on a consolidated basis.

During 3Q 2013, CorpBanca added US$5.3 billion in loans through the acquisition of Helm Bank, which contributed to our increase in market share on a YoY consolidated basis.
In Colombia, despite the ongoing process of the Helm Bank merger our market share remained stable, reaching 6.4% as of November 30, 2014, according to SFC.

Net Income3 (12 months trailing in millions of Chilean pesos)

The chart to the left shows our 12 months trailing Net Income from December 31, 2006 through December 31, 2014. During this period, our Net Income for the 12 month trailing December 31, 2014 reached record levels of Ch$226.3 billion, an increase by 63% YoY.

Net Income for 4Q 2014 was Ch$66.2 billion.

3 Net Income attributable to shareholders; for 2013 excludes Ch$16,000 million of one-time profits from the sale of 31 real estate properties.

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RoAE – RoAA

We achieved a return on average equity (RoAE*) of 15.7% by the end of 2014, compared to 12.5% in 2013, representing an increase of 321 bp, which reflects the significant increase in net income during 2014.

Previously, between third quarter of 2011 and fourth quarter 2013, our RoAEs were impacted by the capital injections to enable our organic growth in Chile and our acquisitions in Colombia -totaling approximately US$1,570 million (a 137.1% increase over the same time period).
* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

The trend in our return on average asset (RoAA) changed since December 2013. This shift was the result of (i) consolidation of CorpBanca Colombia for a full year since 2013 and of Helm Bank for a full year since 2014 and (ii) the higher UF variation (LTM) observed in December 2014 (Δ+2.05% in 2013 vs. Δ+5.65% in 2014) along with decreasing monetary policy interest rate in Chile.

CorpBanca’s 4Q2014 performance also reflected greater business diversification, which resulted in increased revenue streams.

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Risk Index (Loan loss allowances / Total loans)

According to the SBIF, CorpBanca has maintained one of the lowest credit risk indexes (total loan loss allowances / total loans) in the banking industry in Chile over the past five years, consistent with one of our core pillars regarding high quality loan portfolio.

NPL (%)

The chart to the left illustrates how our consolidated non-performing loan (NPL) ratio compares to the industry average in Chile.

We believe that our risk management processes and methodology enable us to identify risks and resolve potential problems on a timely basis.

CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013.
For a country breakdown, see “Section IX”.

BIS Ratio (%) – TIER I (%)

Following the capital increase during 1Q 2013 in connection with the acquisition of Helm Bank, CorpBanca has maintained strong BIS ratios.

With the consolidation of Helm Bank’s risk weighted assets and the goodwill deduction, the trend in the capital ratios remained sound.

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Branches4 – ATM – Headcount5

Our distribution network in Chile provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking. As of December 31, 2014, we operated 127 branch offices in Chile, which included 70 branches operating under the brand CorpBanca, one operating in New York and 56 branches operating under the brand Banco Condell, our consumer finance division, in each case fully customized to attend our customer needs. In addition, as of December 31, 2014, we owned and operated 414 ATMs in Chile, and our customers had access to over 7,770 ATMs in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, sales forces and the internet to attract potential new clients. Our branch system serves as the main delivery network for our full range of products and services.

*The decrease observed between December 2013 and September 2014 is in line with our efficiency and profitability focus.
As of December 31, 2014, CorpBanca Colombia operated 171 branches and owned and operated 180 ATMs, while providing its customers with access to over 13,880 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and internet banking to attract potential new clients. CorpBanca Colombia’s branch systems serve as the main distribution network for its full range of products and services.

As of December 31, 2014, we had a headcount of 3,714 employees in Chile, 3,716 employees in Colombia (including Panama) and 26 employees in the United States.

On September 2014, Colombia’s branches figure definition was modified, including 7 “small branch offices”.

5 Figures in 2014 are not comparable to prior years. Since 2014, Colombia’s headcount figure included all subsidiaries (483 employees).

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Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 4Q 2014 was Ch$66,209 million, representing an increase of 21.7% YoY. The main drivers for this increase YoY were: (i) the growing commercial activity in Chile; (ii) the rising contribution of CorpBanca Colombia, despite one-time expenses due to the merger process and excluding one-time profits coming from an additional goodwill; and (iii) the positive impact of an higher inflation rate and a lower monetary policy interest rate in Chile. These factors more than offset one-time expenses in Chile related to the pending Itaú-CorpBanca merger.

The following table sets forth the components of our consolidated net income for the quarters ended December 31, 2014 and 2013 and September 30, 2014:
Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q14	3Q14	4Q13	4Q14/4Q13	4Q14/3Q14
Net interest income	165,631	152,058	147,621	12.2%	8.9%
Net fee and commission income	41,694	42,672	39,348	6.0%	-2.3%
Net total financial transactions	39,448	59,130	25,414	55.2%	-33.3%
Other operating income, net	(237)	(2,759)	19,558	-	-91.4%
Net operating profit before loan losses	246,536	251,101	231,941	6.3%	-1.8%
Provision for loan losses (1)	(42,879)	(25,613)	(25,540)	67.9%	67.4%
Net operating profit	203,657	225,488	206,401	-1.3%	-9.7%
Operating expenses	(125,067)	(129,083)	(117,968)	6.0%	-3.1%
Operating income	78,590	96,405	88,433	-11.1%	-18.5%
Income from investments in other companies	109	386	210	-48.1%	-71.8%
Income before taxes	78,699	96,791	88,643	-11.2%	-18.7%
Income tax expense	(66)	(31,016)	(28,896)	-99.8%	-99.8%
Net income	78,633	65,775	59,747	31.6%	19.5%
Minority interest	(12,424)	(11,129)	(5,364)	131.6%	11.6%
Net income attributable to shareholders	66,209	54,646	54,383	21.7%	21.2%

(1) Includes provision for contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents the results generated in Chile and Colombia separately for the 4Q 2014. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations, particularly: (i) interest expenses in connection with the portion of the acquisition of Banco Santander Colombia (now known as CorpBanca Colombia) that was not funded with equity; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition; and (iii) the impact of our fiscal hedge6, which is a consequence of a management decision in order to hedge the impact of the volatility of the US$/Ch$ exchange rate in the net income attributable to shareholders, otherwise it would not exist.

The adjusted 4Q 2014 results present, in our opinion, the closest approximation of CorpBanca on a stand-alone basis:

 6 For tax purposes, the “Servicio de Impuestos Internos” (Chilean IRS) considers that our investment in Colombia is denominated in US dollars. As we have to translate the valuation of this investment from US dollar to Chilean pesos in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that has to be analyzed along with income tax expenses.

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	4Q 2014 Financial Statements			4Q 2014 Adjusted
(Expressed in millions of Chilean pesos)	Consolidated	Chile	Colombia	Adjustments	Chile	Colombia	4Q14/ 4Q13 Chile	4Q14/ 4Q13 Colombia
Net interest income	165,631	94,951	70,680	8,999	103,950	61,681	27.3%	-6.5%
Net fee and commission income	41,694	25,985	15,709	-	25,985	15,709	6.7%	4.7%
Total financial transactions, net	39,448	11,968	27,480	(4,340)	7,628	31,820	584.2%	31.0%
Other operating income, net	(237)	(635)	398	5	(630)	393	-103.0%	-135.5%
Net operating profit before loan losses	246,536	132,269	114,267	4,664	136,933	109,603	7.2%	5.2%
Provision for loan losses (1)	(42,879)	(13,406)	(29,473)	-	(13,406)	(29,473)	29.9%	93.7%
Net operating profit	203,657	118,863	84,794	4,664	123,527	80,130	5.2%	-9.9%
Operating expenses	(125,067)	(69,149)	(55,918)	2,639	(66,510)	(58,557)	30.3%	-12.5%
Operating income	78,590	49,714	28,876	7,303	57,017	21,573	-14.1%	-2.1%
Income from investments in other companies	109	17	92	-	17	92	-22.7%	-51.1%
Income before taxes	78,699	49,731	28,968	7,303	57,034	21,665	-14.1%	-2.5%
Income tax expense	(66)	(9,803)	9,737	3,185	(6,618)	6,552	-40.5%	-136.9%
Net income	78,633	39,928	38,705	10,488	50,416	28,217	-8.8%	532.7%

Efficiency Ratio	50.7%	52.3%	48.9%		48.6%	53.4%

(1) Includes Provision for contingent loans.

The adjustments mentioned above are related to:

i.	Ch$8,999 million associated with funding for the acquisition of CorpBanca Colombia.

ii.	Ch$4,340 million of hedge taxes in US$.

iii.	Ch$2,639 million of intangible assets amortization and integration costs in Colombia.

Taking into account these adjustments, our operations in Chile would have generated Ch$50,416 million of Adjusted Net Income in 4Q 2014 while our operations in Colombia would have generated Ch$28,217 million.

Consolidated Net Operating Profits before Loan Losses

Net operating profit before loan losses increased by 41.6% YTD7 in 2014 in comparison to 2013. This increase was the result of the consolidation of Helm Bank for a complete year in 2014 as compared to five months in 2013, as well as growing commercial activity and higher than expected inflation rate in Chile combined with a lower monetary policy interest rate, that was favorable for all the Chilean banking industry.

Net operating profit before loan losses increased by 6.3% YoY, as the result of growing commercial activity and asset and liability management performance that was partially offset by lower other operating income. In 4Q 2013, CorpBanca also sold 31 real estate properties that generated a one-time profits of Ch$16,000 million.

Net operating profit slightly decreased by 0.8% QoQ; mainly due to a decrease in income from financial operations, associated with asset and liability management once separated from the fiscal hedge impact that was partially offset by an increase in net interest income.

 7 See Yearly Consolidated Income Statements on page 21

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Consolidated Net Interest Income

Our net interest income was Ch$630,884 million for the twelve months ended as of December, 2014, an increase of 37.8% in comparison to 2013, due to the consolidation of Helm Bank for a complete year in 2014, higher UF variation (5.65% in 2014 versus 2.05% in 2013 LTM), and a significant decrease of 150bp in the monetary policy interest rate from 4.50% in December 2013 to 3.00% in December 2014.

Our net interest income was Ch$165,631 million in 4Q 2014, an increase of 12.2% YoY, primarily as the result of higher than expected inflation rate, lower monetary interest rate and growing commercial activity. In 4Q 2014, UF1 variation was 1.89% compared to 0.94% in 4Q 2013. At the same time, monetary policy interest rate was 3.00% in 4Q 2014, significantly lower than 4.50% in 4Q 2013.

On a QoQ basis, our net interest income increased by 8.9% in comparison to 3Q 2014, due to a higher quarterly inflation rate (1.89% in 4Q 2014 in comparison to 0.60% in 3Q 2014) combined with 0.25% decrease in the monetary policy interest rate, from 3.25% in 3Q 2014 to 3.00% in 4Q 2014.

These factors benefited our net interest margin (net interest income (LTM) divided by average interest- earning assets), that increased from 3.50% to 4.12% YoY and from 3.95% to 4.12% QoQ.

Consolidated Fees and Commission from Services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q14	3Q14	4Q13	4Q14/4Q13	4Q14/3Q14
Banking services(*)	28,290	30,717	24,759	14.3%	-7.9%
Securities brokerage services	282	203	907	-68.9%	38.9%
Mutual fund management	1,897	2,170	2,490	-23.8%	-12.6%
Insurance brokerage	3,113	3,083	2,868	8.5%	1.0%
Financial advisory services	7,404	6,020	7,742	-4.4%	23.0%
Legal advisory services	708	480	581	21.8%	47.6%
Net fee and commission income	41,694	42,672	39,348	6.0%	-2.3%

(*) Includes consolidation adjustments.

The net fee and commission income (YTD) in 2014 was Ch$161,590 million in comparison to Ch$117,977 million in 2013, representing an increase of 37.0%. This increase was mainly due to the incorporation of Helm Bank for twelve months in 2014 in comparison to five months in 2013, as well as higher fees coming from financial advisory services and insurance brokerage.

Our net fee and commission income for 4Q 2014 was Ch$41,694 million, representing a 6.0% increase YoY, that was primarily the result of higher structuring fees related to commercial loans, particularly in project finance and infrastructure.

The net fee and commission income for 4Q 2014 decreased 2.3% in comparison to 3Q 2014, mainly due to a slightly decrease in fees coming from mutual fund management, credit card and billing and collection services that was partially offset by a 23.0%  increase in revenues coming from financial advisory services.

8 UF or Unidad de Fomento is a unit of account adjusted on a daily basis by the variation of the CPI (inflation rate) with one-month lag. A significant portion of assets and liabilities of the Chilean banks are denominated in UF. As of December,31, 2014 1 UF= Cl$ 24,627.10

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Consolidated Net Total Financial Transaction

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q14	3Q14	4Q13	4Q14/4Q13	4Q14/3Q14
Trading and investment income:
Trading investments*	6,090	5,402	5,934
Trading financial derivatives contracts	(6,903)	42,999	27,013	-	-
Other	20,635	16,776	10,667	93.4%	23.0%
Net income from financial operations	19,822	65,177	43,614	-54.6%	-69.6%

Foreign exchange profit (loss), net	19,626	(6,047)	(18,200)	-	-

Net total financial transactions position	39,448	59,130	25,414	55.2%	-33.3%
* Market risk exposure related to proprietary trading investment is strongly limited

Net income from financial transactions was Ch$170,267 million YTD and Ch$39,448 million in 4Q 2014, an increase of 94.9% in comparison to Ch$87.381 million YTD in 2013 and of 55.2% in comparison to Ch$25,414 million in 4Q 2013, as a result of:

i.
Positive asset and liability management (ALM) performance in 4Q 2014 in comparison to 4Q 2013, in a context of an increase in the US dollar/Chilean peso exchange rate, as well as an increase in the US dollar/Colombian peso exchange rate,

ii.	Revenues obtained from the sale of part of the CAE portfolio and commercial loans, as part of the business model, as well as investment instrument, and

iii.	The consolidation of Helm Bank for a complete year in 2014 (only for the YoY basis) and homologation of strategic model of CorpBanca regarding distribution desk.

Net income from financial activities decreased by 33.3% QoQ as the result of the impact in derivatives contract valuation of a depreciation of Chilean peso compared to US dollar in the period.

The gap between assets and liabilities indexed to the UF was approximately Ch$883,977 million on average (YTD) in 2014, resulting in an impact of Ch$8,840 million in results for each 100 bp of variation of the UF and an average of Ch$689,262 million for 4Q 2014, resulting in an impact of Ch$6,893 million in results for each 100 bp of variation

Consolidated Provisions for Loan Losses (for Commercial and Retail Loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q14	3Q14	4Q13	4Q14/4Q13	4Q14/3Q14
Commercial, net of loan loss recoveries	(21,492)	(6,775)	(10,315)	108.4%	217.2%
Residential mortgage, net of loan loss recoveries	(1,395)	(1,196)	(1,574)	-11.4%	16.6%
Consumer, net of loan loss recoveries	(17,377)	(17,485)	(13,841)	25.5%	-0.6%
Others	(68)	(37)	311	-	83.8%
Net provisions for loan losses	(40,332)	(25,493)	(25,419)	58.7%	58.2%
(1) Excludes provision for Contingent loans.

Net provisions from loan losses increased from Ch$100,828 million YTD in 2013 to Ch$127,272 million in 2014, due to homologation of criteria between Chile and Colombia and the incorporation of Helm Bank for a complete year in 2014. This increase was partially offset by significant provision releases as a consequence of relevant loan recoveries and prepayments, as well as an increase in commercial loans guarantees in Chile.

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Expenses from provisions for loan losses for 4Q 2014 increased by 58.2%, or Ch$14,839 million, QoQ and by 58.7%, or Ch$14,913 million, YoY, in both cases primarily as the result of the variation of US$/Ch$ exchange rate negatively impacting loans denominated in US dollars, higher provisions coming from a change in the model applied to “Créditos con Aval del Estado” or “CAE” (which are student loans for college guaranteed by the Chilean state) and homologation of criteria between Chile and Colombia. On a QoQ basis, net provisions for loan losses were particularly low in 3Q 2014 in comparison to 4Q 2014 due to higher releases and loan recoveries, as well as an increase in commercial loan guarantees in Chile.

Consolidated Operating Expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q14	3Q14	4Q13	4Q14/4Q13	4Q14/3Q14
Personnel salaries and expenses	54,112	56,466	52,001	4.1%	-4.2%
Administrative expenses	58,041	58,528	49,945	16.2%	-0.8%
Depreciation and amortization	11,606	14,089	16,022	-27.6%	-17.6%
Impairment	1,308	-	-	-	-
Operating expenses	125,067	129,083	117,968	6.0%	-3.1%

Operating expenses in 2014 were Ch$485,373 million YTD compared to Ch$346,911 million in 2013, equivalent to an annual increase of 39.9%. Of this increase, 57.0% came from Chilean operation, as a consequence of higher bonus provisions and salaries -higher inflation impacts salaries annual revaluation-, collective negotiation, and advisory services related to pending merger between Itaú Chile and CorpBanca. This increase was also driven by higher rent expenses, due to the sale of 31 real state properties in 2013, and credit assessment expenses associated with external sale force and billing and collection services. Colombian operating expenses increased by 45.3% due to the incorporation of Helm Bank for a full year and had one-time costs related to the merger between CorpBanca Colombia and Helm Bank.

Operating expenses for 4Q 2014 increased by 6.0%, or Ch$7,099 million, YoY, mainly due to an increase in bonus provisions and salaries, advisory services related to pending merger between Itaú and CorpBanca in Chile and Colombia, rent, and expenses related to the application of the new regulation regarding ATMs security in Chile.

On a QoQ basis, operating expenses decreased from Ch$129,083 million to Ch$125,067 million, reflecting the early stages of the consolidation of the synergy process in Colombia.

Consolidated Tax Expenses

Our Income tax expenses decreased from Ch$31,016 million in 3Q 2014 to Ch$66 million in 4Q 2014, mainly due to additional goodwill generated by the final assessment of the SFC regarding legal reserve of Helm Bank. As required by the Colombian regulator, we had to register additional goodwill to reflect reserves that were held by Helm Bank as part of its equity and that was not transferrable to CorpBanca Colombia. This operation increased deferred tax assets and generated a lower tax expenses of ch$13.000 million in December 2014.

On the other hand, the new tax bill in Colombia, which affected the tax rate, was released on December 23, 2014. Among other changes, it established a progressive increase in the rate of income tax from 34% to 43%, between 2015 and 2018. Though the tax reform will start to be applied in 2015, we had to recognize its impact on deferred taxes beginning in December 2014, generating a non-material positive net effect on taxes of Ch$1.500 million.

In September 2014, several changes to the system of income tax and other taxes were introduced in Chile. An important aspect among the main changes was the progressive increase in the statutory corporate tax rate. In accordance with International Standards Financial Information, the impact on results must be recognized immediately, for an amount determined by applying to temporary differences the rate that is expected to be recovered or settled. In 4Q 2014 CorpBanca registered a non-material negative net impact of Ch$1,288 million in Chile.

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We maintained an effective income tax rate in 2014 approximately 3-4% below the statutory corporate tax rate for CorpBanca, excluding our Colombian and New York operations.

Net income Attributable to Shareholders

Our Net Income increased from Ch$155,093 million in 2013 to Ch$226,260 million in 2014 YTD, equivalent to an increase of Ch$71,176 million, or 45.9%. Of this increase 62.5% came from our Chilean operation, due to growing commercial activity, higher inflation rate than targeted, lower monetary policy interest rate and lower provisions expenses than expected. Colombian operations contributed 37.5% of this increase, mainly as the result of the consolidation of Helm Bank for a complete year in 2014, as well as to enhance the commercial model of CorpBanca in Colombia and fiscal benefits from additional goodwill.

Net income increased by 21.7% to Ch$66,209 million in 4Q 2014 in comparison to 4Q 2013, mainly due to the increase of commercial activity in Chile and Colombia; and the positive impact of a higher than expected inflation rate combined with a lower monetary policy interest rate in Chile.

On a QoQ basis, net income increased by 21.2% in 4Q 2014 in comparison to 3Q 2014, due to commercial activity; the positive impact of inflation rate, lower monetary policy interest rate and tax benefits from additional goodwill.

Our 4Q 2014 financial results demonstrate that greater business diversification has resulted in an increasing revenue stream.

III) Consolidated Assets and Liabilities

Consolidated Loan portfolio (1)
	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-14	Sep-14	Dec-13	Dec-14/Dec-13	Dec-14/Sep-14
Wholesale lending	10,200,131	10,520,089	9,401,622	8.5%	-3.0%
Chile	6,638,607	6,445,088	5,844,610	13.6%	3.0%
Commercial loans	5,708,715	5,503,426	4,979,727	14.6%	3.7%
Foreign trade loans	505,551	535,094	459,074	10.1%	-5.5%
Leasing and factoring	424,341	406,568	405,809	4.6%	4.4%
Colombia	3,561,524	4,075,001	3,557,012	0.1%	-12.6%
Commercial loans	3,035,158	3,476,026	3,060,167	-0.8%	-12.7%
Foreign trade loans	-	-	-	-	-
Leasing and factoring	526,366	598,975	496,845	5.9%	-12.1%
Retail lending	4,011,218	4,167,580	3,684,043	8.9%	-3.8%
Chile	2,331,235	2,257,122	2,064,003	12.9%	3.3%
Consumer loans	589,174	569,082	522,513	12.8%	3.5%
Residential mortgage loans	1,742,061	1,688,040	1,541,490	13.0%	3.2%
Colombia	1,679,983	1,910,458	1,620,040	3.7%	-12.1%
Consumer loans	1,177,159	1,350,419	1,157,227	1.7%	-12.8%
Residential mortgage loans	502,824	560,039	462,813	8.6%	-10.2%
TOTAL LOANS	14,211,349	14,687,669	13,085,665	8.6%	-3.2%
Chile	8,969,842	8,702,210	7,908,613	13.4%	3.1%
Colombia	5,241,507	5,985,459	5,177,052	1.2%	-12.4%
(1) Contingent loans under IFRS are not considered part of the loan portfolio.

Our total loans increased by 8.6% YoY, reflecting higher commercial activity in Chile and Colombia in all business segments. Colombian figures were affected by translation impacts due to a 7.5% depreciation of the Colombian peso against the Chilean peso in 4Q 2014 in comparison to 4Q 2013. When CorpBanca Colombia loan growth is computed in COP the increase is 11.8% YoY.

Press Release February 17, 2015 Page 13 / 25

Our total loan portfolio decreased by 3.2% in 4Q 2014 in comparison to 3Q 2014, reflecting the negative impact of the translation of Colombian portfolio to Chilean pesos. During the 4Q 2014 the depreciation of Colombian pesos was 14.0%. Analyzing the CorpBanca Colombia loan portfolio in COP there is an increase of 2.8% QoQ.

Consolidated Securities Portfolio

	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-14	Sep-14	Dec-13	Dec-14/Dec-13	Dec-14/Sep-14
Trading investments	685,898	242,933	431,683	58.9%	182.3%
Available-for-sale investments	1,156,896	895,494	889,087	30.1%	29.2%
Held-to-maturity investments	190,677	230,783	237,522	-19.7%	-17.4%
Total Financial Investments	2,033,471	1,369,210	1,558,292	30.5%	48.5%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, related to our Colombian operations. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard CorpBanca’s payment capacity in the event of illiquid conditions; a minimum has been established for our instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity models.

Minimum Liquidity Requirement: In order to ensure that CorpBanca will permanently hold enough liquid assets to meet all payments derived from obligations to third parties over the next three days, we set a limit on the minimum amount of liquid assets to be held on a daily basis.

Liquidity Coverage Ratio (LCR): We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs and maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility and liquid assets will have to cover excess requirements.

Press Release February 17, 2015 Page 14 / 25

Consolidated Funding Strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-14	Sep-14	Dec-13	Dec-14/Dec-13	Dec-14/Sep-14
Demand deposits	3,954,948	4,224,680	3,451,383	14.6%	-6.4%
Time deposits and saving accounts	8,076,966	8,017,350	7,337,703	10.1%	0.7%
Investments sold under repurchase agreements	661,663	50,872	342,445	93.2%	1,200.6%
Mortgage finance bonds	98,444	101,784	118,489	-16.9%	-3.3%
Bonds	2,078,358	2,095,407	1,521,952	36.6%	-0.8%
Subordinated bonds	902,248	902,729	774,116	16.6%	-0.1%
Interbank borrowings	15,422	14,528	16,807	-8.2%	6.2%
Foreign borrowings	1,431,923	1,470,031	1,273,840	12.4%	-2.6%

Our current funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For each of the series of bonds that can be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently our outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, in October 2012 we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). In June 2014 we issued Ch$1,647,939 million (UF 68,596,643) in senior bonds and Ch$895,372 million (UF 37,270,502) in subordinated bonds.

On July 22, 2014, we obtained a syndicated loan facility, in the amount of US$490 million, the largest in Chile, in line with our strategy to diversify funding sources, strengthen liquidity and finance commercial activities.

During 2013, CorpBanca deepened its strategic objective of diversifying its sources of funding, in order to strengthen its ability to react to funding liquidity risk events and lower market relevance of institutional investors as a source of funds. In January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance our business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors. This strategy allowed the bank to partly offset the temporary increase on our cost of funding during 3Q 2013. In June 2014, we issued UF3,000,000 (Ch$74,771 million) in senior local bonds in line with our goal of asset and liability management and growth.

On September 23th, 2014 CorpBanca placed US$750,000,000 aggregate principal amount of 3.875% Senior Notes in the international market, primarily to fund lending activities.

Consolidated Shareholders’ Equity

As of December 31, 2014, according to the SBIF, CorpBanca was the fourth largest private bank in Chile, based on equity1 (Ch$1,330 billion, or US$ 2,333 billion, as of December 31, 2014). Following a capital increase of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$2,480.5 billion, or US$4,096.5 million, (based on a share price of Ch$7.288 pesos per share) as of December 31, 2014.

9 Shareholders’ equity = Equity excluding net income and provisions for mandatory dividends.

Press Release February 17, 2015 Page 15 / 25

On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile.

On February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda..

On February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a pre-emptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

During 4Q 2014, total equity decreased by Ch$142,954 million due to afore mentioned impact of the depreciation of the Colombian peso during the period that had to be registered in the “translation account” in our equity.

IV) Ownership Structure and Share Performance

Ownership structure

As of December 31, 2014, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	43.73%
Cía. Inmob. y de Inversiones Saga SpA(1)	6.15%
Total Saieh Group	49.88%

IFC	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.88%

Others	42.24%
ADRs holders and Foreign investors	21.19%
Securities Brokerage	7.58%
Insurance Companies	2.53%
AFPs (Administradoras de Fondos de Pensiones)	0.65%
Other minority shareholders(2)	10.28%

Total	100.00%

(1) Includes 926,513,842 shares owned by Saga that are under custody.

(2) Includes Moneda’s funds, with a total of 3.29% ownership.

Press Release February 17, 2015 Page 16 / 25

ADR Price Evolution and Local Share Price Evolution

ADR Price
As of 12/31/2014	US$17.50
Maximum (LTM)	US21.14
Minimum (LTM)	US$15.82

Local Share Price
12/31/2014	Ch$7.288
Maximum (LTM)	Ch$7.79
Minimum (LTM)	Ch$5.92

Press Release February 17, 2015 Page 17 / 25

Market capitalization	US$4,096.9 million
P/E (LTM)	10.96
P/BV (09/30/2013)	1.40
Dividend yield*	4.1%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2008	2009	56,310	100%	56,310	0.2545258600
2009	2010	85,109	100%	85,109	0.3750821300
2010	2011	119,043	100%	119,043	0.5246280300
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038

CorpBanca paid its annual dividend of Ch$0.2597360038/share in Chile on March, 13, 2014, equivalent to a payout ratio of 57% and to a dividend yield of 4.1%, as well as an increase of 47.2% compared to the dividend paid in 2013.

V) Credit Risk Ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

Press Release February 17, 2015 Page 18 / 25

On June 13, 2014, Moody´s Investors Service (Moody’s) affirmed its rating review for ‘possible upgrade’, on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on ‘review for upgrade’, Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating
Long-term foreign currency deposits	Baa3
Short-term foreign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On August 29, 2014, Standard & Poor´s Ratings Services (S&P) affirmed the ratings on CorpBanca and the ‘Watch Developing’ as consequence of the merger agreement with Itaú Chile. The creditwatch developing listing reflected the potential impact of the merger on the ratings of CorpBanca and S&P’s assessment of Itaú-CorpBanca’s capital, business position, funding and liquidity, and the nature and strength of external support (either from government or group support) that this new entity may receive.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, International Credit Rating Chile and Humphreys.

On May 30 2014, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Itaú Chile. The outlook was confirmed as ‘Stable’, reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthen competitive position, both locally and regionally, and (ii) significant synergies in the medium term.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On May 30, 2014, International Credit Rating Chile (ICR) affirmed CorpBanca’s ‘AA’ ratings on long term debt, ‘AA-’ rating on subordinated debt, ‘Nivel 1+’ on short term deposits and ‘Primera Clase Nivel 1’ rating on shares, and its ‘Developing’ outlook, in light of the fact that the merger between CorpBanca and Itaú Chile is still subject to regulatory and shareholders’ approval.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

Press Release February 17, 2015 Page 19 / 25

On July 30, 2014, Humphreys upgraded CorpBanca’s ratings from ‘AA-’ to ‘AA’ on long term deposit and senior unsecured debt, affirmed CorpBanca’s ‘Nivel 1+’ ratings on short term deposit and upgraded CorpBanca’s rating from ‘A+’ to ‘AA-’ ratings on long term subordinated debt. At the same time, Humphreys changed its outlook to ‘Stable’ from ‘Positive’.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release February 17, 2015 Page 20 / 25

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Dec-14	Dec-14	Sep-14	Dec-13	Dec-14/Dec-13	Dec-14/Sep-14
	US$ thousand	Ch$ million

Interest income	582,734	352,822	308,242	302,618	16.6%	14.5%
Interest expense	(309,172)	(187,191)	(156,184)	(154,997)	20.8%	19.9%
Net interest income	273,562	165,631	152,058	147,621	12.2%	8.9%

Fee and commission income	85,025	51,479	53,715	47,443	8.5%	-4.2%
Fee and commission expense	(16,161)	(9,785)	(11,043)	(8,095)	20.9%	-11.4%
Net fee and commission income	68,863	41,694	42,672	39,348	6.0%	-2.3%

Net income from financial operations	32,739	19,822	65,177	43,614	-54.6%	-69.6%
Foreign exchange profit (loss), net	32,415	19,626	(6,047)	(18,200)	-	-
Total financial transactions, net	65,154	39,448	59,130	25,414	55.2%	-33.3%
Other operating income	(391)	(237)	(2,759)	19,558	-	-91.4%
Net operating profit before loan losses	407,188	246,536	251,101	231,941	6.3%	-1.8%

Provision for loan losses (1)	(70,821)	(42,879)	(25,613)	(25,540)	67.9%	67.4%

Net operating profit	336,367	203,657	225,488	206,401	-1.3%	-9.7%
					-	-
Personnel salaries and expenses	(89,373)	(54,112)	(56,466)	(52,001)	4.1%	-4.2%
Administrative expenses	(95,863)	(58,041)	(58,528)	(49,945)	16.2%	-0.8%
Depreciation and amortization	(19,169)	(11,606)	(14,089)	(16,022)	-27.6%	-17.6%
Impairment	(2,160)	(1,308)	-	-	-	-
Operating expenses	(206,565)	(125,067)	(129,083)	(117,968)	6.0%	-3.1%

Operating income	129,802	78,590	96,405	88,433	-11.1%	-18.5%

Income from investments in other companies	180	109	386	210	-48.1%	-71.8%
Income before taxes	129,982	78,699	96,791	88,643	-11.2%	-18.7%

Income tax expense	(109)	(66)	(31,016)	(28,896)	-99.8%	-99.8%

Net income from ordinary activities	129,873	78,633	65,775	59,747	31.6%	19.5%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(20,520)	(12,424)	(11,129)	(5,364)	131.6%	11.6%
Net income attributable to shareholders	109,353	66,209	54,646	54,383	21.7%	21.2%

(1) Includes provision for contingent loans and net of loan loss recoveries.

Press Release February 17, 2015 Page 21 / 25

	For the year ended
	YTD	YTD				Change (%)
	dec-14	dec-14	dec-13	dec-12	dec-11	dec-14/dec-13
	US$ thousand	Ch$ million

Interest income	2,180,365	1,320,124	1,007,106	762,992	528,622	31.1%
Interest expense	(1,138,374)	(689,240)	(549,416)	(506,116)	(335,622)	25.4%
Net interest income	1,041,991	630,884	457,690	256,876	193,000	37.8%

Fee and commission income	333,652	202,013	144,777	105,178	72,404	39.5%
Fee and commission expense	(66,764)	(40,423)	(26,800)	(19,534)	(12,042)	50.8%
Net fee and commission income	266,888	161,590	117,977	85,644	60,362	37.0%

Net income from financial operations	303,394	183,693	101,287	54,994	97,745	81.4%
Foreign exchange profit (loss), net	(22,175)	(13,426)	(13,906)	30,696	(26,783)	-3.5%
Total financial transactions, net	281,219	170,267	87,381	85,690	70,962	94.9%
Other operating income, net	(3,125)	(1,892)	15,736	(7,122)	(160)	-
Net operating profit before loan losses	1,586,974	960,849	678,784	421,088	324,164	41.6%

Provision for loan losses (1)	(218,890)	(132,529)	(101,374)	(50,864)	(40,182)	30.7%

Net operating profit	1,368,084	828,320	577,410	370,224	283,982	43.5%

Personnel salaries and expenses	(362,224)	(219,312)	(165,009)	(120,714)	(76,461)	32.9%
Administrative expenses	(352,030)	(213,140)	(139,614)	(88,783)	(55,141)	52.7%
Depreciation and amortization	(85,246)	(51,613)	(42,288)	(18,092)	(7,461)	22.1%
Impairment	(2,160)	(1,308)	-	-	-	-
Operating expenses	(801,660)	(485,373)	(346,911)	(227,589)	(139,063)	39.9%

Operating income	566,424	342,947	230,499	142,635	144,919	48.8%

Income from investments in other companies	2,971	1,799	1,241	367	250	45.0%
Income before taxes	569,395	344,746	231,740	143,002	145,169	48.8%

Income tax expense	(132,311)	(80,109)	(63,830)	(22,871)	(24,144)	25.5%

Net income from ordinary activities	437,084	264,637	167,910	120,131	121,025	57.6%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(63,385)	(38,377)	(12,817)	(51)	1,824	199.4%
Net income attributable to shareholders	373,699	226,260	155,093	120,080	122,849	45.9%

(1) Includes provision for contingent loans and net of loans loss recoveries.

Press Release February 17, 2015 Page 22 / 25

VIII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Dec-14	Dec-14	Sep-14	Dec-13	Dec-14/Dec-13	Dec-14/Sep-14
	US$ thousand	Ch$ million
Assets
Cash and deposits in banks	1,931,057	1,169,178	1,068,208	911,088	28.3%	9.5%
Unsettled transactions	351,538	212,842	586,629	112,755	88.8%	-63.7%
Trading investments	1,132,854	685,898	242,933	431,683	58.9%	182.3%
Available-for-sale investments	1,910,772	1,156,896	895,494	889,087	30.1%	29.2%
Held-to-maturity investments	314,929	190,677	230,783	237,522	-19.7%	-17.4%
Investments under resale agreements	128,958	78,079	266,337	201,665	-61.3%	-70.7%
Financial derivatives contracts	1,266,473	766,799	703,823	376,280	103.8%	8.9%
Interbank loans, net	1,344,778	814,209	756,717	217,944	273.6%	7.6%
Loans and accounts receivable from customers	23,471,985	14,211,348	14,687,668	13,085,662	8.6%	-3.2%
Loan loss allowances	(527,605)	(319,444)	-332,829	(307,878)	3.8%	-4.0%
Loans and accounts receivable from customers, net of loan loss allowances	22,944,381	13,891,905	14,354,840	12,777,785	8.7%	-3.2%
Investments in other companies	26,165	15,842	17,264	15,465	2.4%	-8.2%
Intangible assets	1,251,572	757,777	886,226	836,922	-9.5%	-14.5%
Property, plant and equipment	153,011	92,642	100,352	98,242	-5.7%	-7.7%
Current taxes	2,656	1,608	0	-	-	-
Deferred taxes	187,462	113,501	98,105	92,932	22.1%	15.7%
Other assets	680,431	411,974	412,254	290,678	41.7%	-0.1%
Total Assets	33,627,037	20,359,826	20,619,964	17,490,047	16.4%	-1.3%

Liabilities
Deposits and other demand liabilities	6,532,138	3,954,948	4,224,680	3,451,383	14.6%	-6.4%
Unsettled transactions	240,761	145,771	566,783	57,352	154.2%	-74.3%
Investments sold under repurchase agreements	1,092,827	661,663	50,872	342,445	93.2%	1,200.6%
Time deposits and other time liabilities	13,340,214	8,076,966	8,017,350	7,337,703	10.1%	0.7%
Financial derivatives contracts	1,003,672	607,683	612,889	281,583	115.8%	-0.8%
Interbank borrowings	2,365,017	1,431,923	1,470,031	1,273,840	12.4%	-2.6%
Issued debt instruments	5,085,472	3,079,050	3,099,920	2,414,557	27.5%	-0.7%
Other financial liabilities	25,472	15,422	14,528	16,807	-8.2%	6.2%
Current taxes	-	-	25,631	45,158	-100.0%	-100.0%
Deferred taxes	298,837	180,934	183,025	179,467	0.8%	-1.1%
Provisions	374,938	227,010	203,694	187,206	21.3%	11.4%
Other liabilities	348,026	210,716	239,867	185,507	13.6%	-12.2%
Total Liabilities	30,707,373	18,592,086	18,709,270	15,773,008	17.9%	-0.6%
Equity					-	-
Capital	1,290,852	781,559	781,559	781,559	0.0%	0.0%
Reserves	851,614	515,618	515,618	515,618	0.0%	0.0%
Valuation adjustment	(154,610)	(93,610)	47,241	(23,422)	299.7%	-
Retained Earnings:					-	-
Retained earnings or prior periods	209,312	126,730	126,730	60,040	111.1%	0.0%
Income for the period	373,699	226,260	160,051	155,093	45.9%	41.4%
Minus: Provision for mandatory dividend	(186,850)	(113,130)	-80,026	(77,547)	45.9%	41.4%
Attributable to bank shareholders	2,384,017	1,443,427	1,551,173	1,411,341	2.3%	-6.9%
Non-controlling interest	535,647	324,313	359,521	305,698	6.1%	-9.8%
Total Equity	2,919,664	1,767,740	1,910,694	1,717,039	3.0%	-7.5%
Total Equity and Liabilities	33,627,037	20,359,826	20,619,964	17,490,047	16.4%	-1.3%

Press Release February 17, 2015 Page 23 / 25

IX) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	2.87%	2.81%	3.12%	3.50%	3.99%	4.39%	3.95%	4.12%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	2.83%	3.15%	4.28%	4.09%	4.10%	4.22%	3.74%	4.03%
Net operating profit before loan losses / Avg. total assets(1)	3.62%	4.67%	4.59%	5.56%	4.92%	5.11%	4.98%	4.81%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	4.20%	5.60%	5.58%	6.72%	6.15%	6.44%	6.17%	6.00%
RoAA (before taxes), over Avg. total assets(1)	1.05%	1.83%	1.15%	2.03%	1.67%	1.90%	1.92%	1.54%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.22%	2.20%	1.40%	2.46%	2.09%	2.40%	2.38%	1.92%
RoAE (before taxes)(1)(3)	13.8%	20.6%	13.0%	23.1%	19.2%	21.6%	22.9%	20.3%
RoAA, over Avg. total assets(1)	0.88%	1.30%	0.87%	1.37%	1.03%	1.50%	1.31%	1.54%
RoAA, over Avg. interest-earning assets(1)(2)	1.02%	1.56%	1.06%	1.66%	1.29%	1.89%	1.62%	1.91%
RoAE(1)(3)	10.50%	13.81%	7.62%	13.08%	9.49%	14.63%	11.97%	15.20%

Efficiency
Operating expenses / Avg. total assets(1)	1.85%	2.11%	2.42%	2.71%	2.43%	2.46%	2.56%	2.44%
Operating expenses/ Avg. total loans(1)	2.45%	2.80%	3.23%	3.62%	3.35%	3.41%	3.53%	3.46%
Operating expenses / Operating revenues	51.0%	45.1%	52.6%	48.7%	49.4%	48.2%	51.4%	50.2%

Capitalization
TIER I (Core capital) Ratio(4)	10.63%	10.33%	9.14%	9.37%	9.03%	9.01%	8.91%	8.64%
BIS Ratio(4)	14.76%	14.15%	13.10%	13.43%	12.73%	12.72%	12.59%	12.39%
Shareholders’ equity / Total assets	9.56%	9.33%	9.99%	9.82%	9.19%	9.53%	9.27%	8.68%
Shareholders’ equity / Total liabilities	10.57%	10.29%	11.10%	10.89%	10.12%	10.53%	10.21%	9.51%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1036	0.1843	0.1326	0.2604	0.2255	0.2717	0.2844	0.2312
Diluted Earnings per ADR before taxes (US$ per ADR)	0.3294	0.5442	0.3943	0.7421	0.6144	0.7374	0.7137	0.5728
Diluted Earnings per share (Ch$ per share)	0.0847	0.1284	0.0827	0.1598	0.1180	0.1917	0.1606	0.1945
Diluted Earnings per ADR (US$ per ADR)	0.2693	0.3793	0.2461	0.4553	0.3213	0.5202	0.4030	0.4819
Total Shares Outstanding (Thousands)(4)	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2
Ch$ exchange rate for US$1.0	471.89	507.89	504.22	526.41	550.62	552.81	597.66	605.48
COP exchange rate for Ch$1.0	0.2584	0.2637	0.2643	0.2736	0.2798	0.2945	0.2943	0.2532
Quarterly UF variation	0.13%	-0.07%	1.04%	0.94%	1.27%	1.75%	0.60%	1.89%
Monetary Policy Interest Rate(5)	5.00%	5.00%	5.00%	4.50%	4.00%	4.00%	3.25%	3.00%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) As of the close of the month.

Press Release February 17, 2015 Page 24 / 25

	As of and for the three months ended
	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.69%	1.69%	2.35%	2.35%	2.29%	2.25%	2.27%	2.25%
Prov. for loan losses / Avg. total loans(1)	0.82%	0.78%	1.19%	0.78%	0.92%	0.96%	0.70%	1.19%
Prov. for loan losses / Avg. total assets(1)	0.62%	0.59%	0.89%	0.59%	0.66%	0.69%	0.51%	0.84%
Prov. for loan losses / Net operating profit before loans losses	17.1%	12.6%	19.4%	10.5%	13.5%	13.5%	10.2%	17.4%
Prov. for loan losses / Net income	70.2%	45.4%	102.2%	42.7%	64.5%	46.0%	38.9%	54.5%
PDL / Total loans(2)	0.48%	0.40%	0.52%	0.47%	0.46%	0.46%	0.46%	0.70%
Coverage PDLs	350.7%	419.4%	430.7%	497.5%	498.4%	498.4%	498.4%	322.4%
NPL / Total loans(3)	1.16%	1.07%	1.21%	1.12%	1.04%	1.02%	1.12%	1.33%
Coverage NPLs	147.85%	161.61%	193.98%	213.44%	222.75%	225.71%	205.63%	172.42%

Total NPLs	114,389	109,128	149,526	140,068	134,939	141,962	160,294	179,364
NPLs Chile	98,226	89,080	89,089	93,190	90,018	92,788	102,143	125,686
NPLs Colombia	16,163	20,048	60,437	46,878	44,921	49,174	58,151	53,678

Total Loans	9,827,277	10,234,308	12,356,122	12,527,795	12,945,075	13,917,125	14,282,941	13,510,286
Loans Chile	7,945,143	8,281,593	7,761,942	7,696,619	7,828,931	8,279,361	8,297,480	8,519,808
Loans Colombia	1,882,134	1,952,715	4,594,180	4,831,176	5,116,145	5,637,764	5,985,460	4,990,477

Total NPLs / Total Loans	1.16%	1.07%	1.21%	1.12%	1.04%	1.02%	1.12%	1.33%
NPLs Chile / Loans Chile	1.24%	1.08%	1.15%	1.21%	1.15%	1.12%	1.23%	1.48%
NPLs Colombia / Loans Colombia	0.86%	1.03%	1.32%	0.97%	0.88%	0.87%	0.97%	1.08%

Total LLR	169,123	176,363	290,052	298,958	300,581	320,420	329,610	309,257
LLR Chile	106,318	111,155	119,814	120,822	117,513	114,622	112,624	117,968
LLR Colombia	62,805	65,208	170,238	178,136	183,068	205,798	216,985	191,289

Coverage Total NPL	147.85%	161.61%	193.98%	213.44%	222.75%	225.71%	205.63%	172.42%
Coverage NPL Chile	108.24%	124.78%	134.49%	129.65%	130.54%	123.53%	110.26%	93.86%
Coverage NPL Colombia	388.58%	325.26%	281.68%	380.00%	407.53%	418.51%	373.14%	356.37%

Total Write-offs	15,560	15,975	51,543	24,390	23,537	29,519	28,782	19,797
Write-offs Chile	11,770	9,906	12,292	12,717	8,908	9,618	11,076	9,537
Write-offs Colombia	3,880	6,069	39,251	11,673	14,629	19,901	17,706	10,260

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release February 17, 2015 Page 25 / 25

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the pending Itaú Chile-CorpBanca’s merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Head of Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com